Exhibit 99.1

Borr Drilling Limited - 2020 AGM Results Notification

Borr Drilling Limited (the “Company”) advises that the 2020 Annual General Meeting of the Company was held on August 10, 2020 at 09:30 ADT at 2nd Floor, The S.E. Pearman Building, 9 Par-la-Ville Road, Hamilton HM 11, Bermuda.  The audited consolidated financial statements for the Company for the year ended December 31, 2019 were presented to the Meeting.

The following resolutions were passed:

1.	To re-elect Pål Kibsgaard as a Director of the Company.
2.	To re-elect Tor Olav Trøim as a Director of the Company.
3.	To re-elect Alexandra Kate Blankenship as a Director of the Company.
4.	To re-elect Patrick Arnold Henk Schorn as a Director of the Company.
5.	To re-elect Georgina E. Sousa as a Director of the Company.
6.	To re-elect Neil J. Glass as a Director of the Company.
7.
To approve the increase of the Company’s authorized share capital from US$9,182,692.30 divided into 183,653,846 common shares of US$0.05 par value each to US$11,182,692.30 divided into 223,653,846 common shares of US$0.05 par value each by the authorization of an additional 40,000,000 common shares of US$0.05 par value each.

8.	To appoint PricewaterhouseCoopers LLP as auditors and to authorize the Directors to determine their remuneration.
9.	To approve remuneration of the Company’s Board of Directors of a total amount of fees not to exceed US$950,000 for the year ended December 31, 2020.

Hamilton, Bermuda
August 10, 2020